For the year ended (b) October 31, 2000
File number (c) 811-07811



                        SUB-ITEM 77J

            Reclassification of Capital Accounts


     Prudential U.S. Emerging Growth Fund,
Inc. accounts for and reports distributions to shareholders in accordance with the American Institute of Certified Public
Accountants, Statement of Position 93-2:
Determination, Disclosure, and Financial
Statement Presentation of  Income, Capital
Gain, and Return of Capital Distributions by
Investment Companies. The effect of applying this statement was to decrease undistributed net investment loss by $8,599,659, decrease accumulated net realized gain on investments by $29,828,890, and increase paid in capital by $21,229,231, due to the Fund experiencing net operating losses and redemptions utilized as distributions for federal income tax purposes during the fiscal year ended October
31, 2000. Net investment income, paid-in capital and net assets were not affected by this change.